Filed Pursuant to Rule 433
Registration Statement No. 333-261992
Final Term Sheet

FactSet Research Systems Inc.

Final Term Sheet

$500,000,000 2.900% Senior Notes due 2027 (the “2027 Notes”)

$500,000,000 3.450% Senior Notes due 2032 (the “2032 Notes”)

February 15, 2022

Final Term Sheet dated February 15, 2022 (this “Final Term Sheet”) to the Preliminary Prospectus Supplement dated February 15, 2022 (the “Preliminary Prospectus Supplement”) of FactSet Research Systems Inc. (the “Issuer”).

This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent the information in this Final Term Sheet is inconsistent with the information in the Preliminary Prospectus Supplement.  Capitalized terms used in this Final Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Terms applicable to all the Notes

Issuer:	FactSet Research Systems Inc.

Format:	SEC Registered

Ratings (Moody’s / Fitch)*:	Baa3 (Stable) / BBB (Stable)

Trade Date:	February 15, 2022

Settlement Date**:	March 1, 2022 (T+9)

Interest Payment Dates:	March 1 and September 1, commencing on September 1, 2022

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Underwriters:	Joint Book-Running Managers:
BofA Securities, Inc.
PNC Capital Markets LLC

Co-Manager:
HSBC Securities (USA) Inc.

Terms applicable to the 2027 Notes

Principal Amount:	$500,000,000

Title of Securities:	2.900% Senior Notes due 2027

Final Maturity Date:	March 1, 2027

Issue Price:	99.829% of the principal amount, plus accrued interest, if any, from March 1, 2022

Coupon:	2.900%

Yield-to-Maturity:	2.937%

Spread to Benchmark Treasury:	+100 bps

Benchmark U.S. Treasury:	1.500% due January 31, 2027

Benchmark U.S. Treasury Price / Yield:	97-30¼+ / 1.937%

Gross Proceeds to the Issuer:	$499,145,000

Special Mandatory Redemption:
If the CGS Transaction (as defined in the Preliminary Prospectus Supplement) is not consummated on or prior to December 24, 2022 or, if prior to such date, the Asset Purchase Agreement (as defined in the Preliminary Prospectus Supplement) is terminated, then in either case, the Issuer must redeem all of the 2027 Notes at a redemption price equal to 101% of the principal amount of 2027 Notes being redeemed, plus accrued and unpaid interest to, but not including, the redemption date.

Optional Redemption:	Prior to February 1, 2027 (one month prior to the maturity date of the 2027 Notes), the Issuer may redeem the 2027 Notes at a redemption price equal to the greater of:

●
the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2027 Notes matured on February 1, 2027) on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable Treasury Rate plus 15 basis points, less interest accrued to the date of redemption; and

● 100% of the principal amount of the 2027 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon, if any, to the redemption date.

On and after February 1, 2027, the Issuer may redeem the 2027 Notes at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the redemption date.

CUSIPs and ISIN Numbers:	CUSIP: 303075 AA3
ISIN: US303075AA30

Terms applicable to the 2032 Notes

Principal Amount:	$500,000,000

Title of Securities:	3.450% Senior Notes due 2032

Final Maturity Date:	March 1, 2032

Issue Price:	99.606% of the principal amount, plus accrued interest, if any, from March 1, 2022

Coupon:	3.450%

Yield-to-Maturity:	3.497%

Spread to Benchmark Treasury:	+145 bps

Benchmark U.S. Treasury:	1.875% due February 15, 2032

Benchmark U.S. Treasury Price / Yield:	98-14+ / 2.047%

Gross Proceeds to the Issuer:	$498,030,000

Special Mandatory Redemption:
If the CGS Transaction (as defined in the Preliminary Prospectus Supplement) is not consummated on or prior to December 24, 2022 or, if prior to such date, the Asset Purchase Agreement (as defined in the Preliminary Prospectus Supplement) is terminated, then in either case, the Issuer must redeem all of the 2032 Notes at a redemption price equal to 101% of the principal amount of 2032 Notes being redeemed, plus accrued and unpaid interest to, but not including, the redemption date.

Optional Redemption:	Prior to December 1, 2031 (three months prior to the maturity date of the 2032 Notes), the Issuer may redeem the 2032 Notes at a redemption price equal to the greater of:

●
the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2032 Notes matured on December 1, 2031) on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable Treasury Rate plus 25 basis points, less interest accrued to the date of redemption; and

● 100% of the principal amount of the 2032 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon, if any, to the redemption date.

On and after December 1, 2031, the Issuer may redeem the 2032 Notes at a redemption price equal to 100% of the principal amount of the 2032 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the redemption date.

CUSIPs and ISIN Numbers:	CUSIP: 303075 AB1
ISIN: US303075AB13

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.  The ratings may be subject to revision or withdrawal at any time by Moody’s and Fitch.  Each of the security ratings above should be evaluated independently of any other security rating.

** It is expected that delivery of the Notes will be made to investors on or about March 1, 2022, which will be the ninth business day following the date of pricing of the Notes (such settlement being referred to as “T+9”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to two business days before delivery will be required to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement and should consult with their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you an electronic version of the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com and PNC Capital Markets LLC at 855-881-0697.